Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends

The following table shows our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Nine Months Ended	Year Ended December 31
	Sept. 30, 2008	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges

Including deposit interest	119.10%	134.62%	144.53%	154.14%	164.12%	167.43%

Excluding deposit interest	586.93%	793.36%	817.74%	687.88%	866.76%	1,042.69%

Ratio of earnings to combined fixed charges and preferred stock dividends

Including deposit interest	119.10%	134.62%	144.53%	154.14%	164.12%	167.43%

Excluding deposit interest	586.93%	793.36%	817.74%	687.88%	866.76%	1,042.69%

The ratio of earnings to fixed charges set forth above was computed by dividing earnings from continuing operations by fixed charges. For the purpose of determining the ratios, earnings include pre-tax income from continuing operations, extraordinary charges and changes in accounting principles plus fixed charges (excluding capitalized interest). Fixed charges consist of the sum of interest on all indebtedness (including capitalized interest), interest expense on deposits, as applicable, and interest within rental expense, which is estimated to be one-third of rental expense (a common practice within the banking industry).